82-51

03007329

03 MAR -5 AM 7:21

TransCanada

450 - 1st Street S.W.
Calgary, Alberta T2P 5H1
Fax Number: (403)920-2467
Telephone: (403) 920-7680

SUPPL

CORPORATE - SECRETARIAL - FACSIMILE

To: Securities and Exchange Commission
Attention: Filing Desk, Stop 1-4

Fax Number: 202.942.9628

From: Brenda Hounsell, Corporate Secretarial

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

Date: March 3, 2003 Time: 11:50 MDT

Number of Pages (including Cover) 2

Message:

Re: News Release – TC PipeLines, LP

The attached news release is scheduled to cross the newswire at 12:00 MDT:

TC PipeLines, LP To Make Investor Presentation in Boston on March 4, 2003

dw 3/12

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If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

TC PipeLines, LP

Media Inquiries:	Glenn Herchak/Kurt Kadatz	(403) 920-7877
Unitholder and Analyst Inquiries:	Theresa Jang	(403) 920-2050
	Toll-free	(877) 290-2772

NewsRelease

TC PipeLines, LP To Make Investor Presentation in Boston on March 4, 2003

CALGARY, Alberta – March 3, 2003 – (Nasdaq: TCLP) – Ron Turner, President and Chief Executive Officer of TC PipeLines, will be making a presentation at The Coalition of Publicly Traded Partnerships' Second Annual Master Limited Partnership Investor Conference in Boston on March 4, 2003. TC PipeLines will be one of several publicly traded partnerships participating in the conference. Slides of Mr. Turner's presentation are available on TC PipeLines' website at www.tcpipelineslp.com. The conference is being co-hosted by A.G. Edwards, RBC Capital Markets, Salomon Smith Barney, and UBS Warburg.

TC PipeLines, LP is a publicly held master limited partnership. It owns a 30% interest in Northern Border Pipeline Company, a Texas general partnership, and a 49% interest in Tuscarora Gas Transmission Company, a Nevada general partnership. Northern Border Pipeline, which is owned 70% by Northern Border Partners, L.P., a publicly traded master limited partnership controlled by affiliates of Enron Corp., owns a 1,249-mile United States interstate pipeline system that transports natural gas from the Montana-Saskatchewan border to markets in the midwestern United States. Tuscarora owns a 240-mile United States interstate pipeline system that transports natural gas from Oregon, where it interconnects with facilities of PG&E National Energy Group, Gas Transmission Northwest, to northern Nevada. TC PipeLines, LP is managed by its general partner, TC PipeLines GP, Inc., a wholly owned subsidiary of TransCanada PipeLines Limited. Subsidiaries of TransCanada also hold common and subordinated units of the Partnership representing an aggregate 31.41% limited partner interest in the Partnership. TransCanada also holds a minority general partner interest in Northern Border Partners, L.P. Common units of TC PipeLines, LP are quoted on the Nasdaq Stock Market and trade under the symbol "TCLP". For more information about TC PipeLines, LP, visit the Partnership's website at www.tcpipelineslp.com.

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RECEPTION OK

TX/RX NO	8440
CONNECTION TEL	403 920 2467
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CONNECTION ID	
ST. TIME	03/03 13:41
USAGE T	00'49
PGS.	2
RESULT	OK